UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934
             ( Amendment No. *10 )

            Presidio Capital Corporation (PDIOF)

                    (Name of Issuer)

         Class A Common Shares, par value $.01

            (Title of Class of Securities)

                   CUSIP No.G722011109
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      July 18, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     California


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     California


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

       -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

       -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*



13   Percent of Class Represented by Amount in Row (11)

       0.0%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-
11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-


10   Shared Dispositive Power

    -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%


14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power



     -0-


11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

     -0-

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-



10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*



13   Percent of Class Represented by Amount in Row (11)

     0.0%


14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only


4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     Argentina


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     South Africa


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D



CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

    -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%


14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D


CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%


14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)


6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A


5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-


10   Shared Dispositive Power

     -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. G722011109

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States


     Number of Shares Beneficially Owned By Each
     Reporting Person With


7    Sole Voting Power

     -0-

8    Shared Voting Power

     -0-

9    Sole Dispositive Power

     -0-


10   Shared Dispositive Power

     -0-

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.0%


14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 10 to Schedule 13D amends the
Schedule 13D initially filed on August 1, 1995 (collectively, with all amendments thereto, the "Schedule 13D").

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     A.     Farallon Capital Partners, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 8,797,255 Shares outstanding as of May 2, 1997 reported by the Company in its Form 10-Q for the period ended March 31, 1997.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were privately-negotiated transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares.
Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

      B.    Farallon Capital Institutional Partners, L.P.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.
PAGE

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were privately-negotiated transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

      C.   Farallon Capital Institutional Partners II,
L.P.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
II is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares since the filing of the prior Schedule 13D are are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were privately-negotiated transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

      D.    Tinicum Partners, L.P.

            (a), (b) The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

PAGE

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all
purchases and sales of the Shares since the filing of
the prior Schedule 13D are set forth on Schedule D hereto
and are incorporated herein by reference.   All of such
transactions were privately-negotiated transactions.

            (d)   FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

      E.    Farallon Capital Management, L.L.C.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares by the Managed Accounts since the filing of the prior Schedule 13D are set forth on Schedule E hereto and are incorporated herein by reference.
All of such transactions were privately-negotiated transactions.

            (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder, Millham,
Mellin, and Moore are managing members of FCMLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

      F.    Farallon Partners, L.L.C.

            (a), (b)     The information set forth in rows
7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

            (c)     None.

PAGE

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

     G.     Enrique H. Boilini

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale
Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

     H.     David I. Cohen

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Cohen is a managing member of FCMLLC and FPLLC.

PAGE

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

     I.     Joseph F. Downes

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

      J.     Fleur E. Fairman

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of Shares. Fairman is a managing member of FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

     K.     Jason M. Fish

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

PAGE

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC andFPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

     L.     Andrew B. Fremder

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Fremder is a managing member of FCMLLC and FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

      M.    William F. Mellin

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held

PAGE
by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

     N.     Stephen L. Millham

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Millham is a managing member of FCMLLC and FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

     O.     Meridee A. Moore

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Moore is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Moore is a managing member of FCMLLC and FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

PAGE

     P.     Thomas F. Steyer

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e) As of July 18, 1997, the Reporting Person is no longer the beneficial holder of 5% or more of the total number of Shares currently outstanding.

Item 6.  Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

     On July 18, 1997, FCP, FCIP, FCIP II, Tinicum and the Managed Accounts (collectively, the "Sellers") have entered into a privately-negotiated agreement (the "Agreement") dated as of July 18, 1997 with Presidio Holding Company, LLC ( the "Buyer") pursuant to which each Seller sold all Shares owned by such Seller to Buyer. Under the Agreement, a portion of the purchase price is contingent and deferred. Buyer has the right to "call" the deferred portion of the purchase price and Sellers have the right to "put" the deferred portion of the purchase price, all as set forth in the Agreement.
See Schedules A-E for disclosure regarding the number of Shares sold by each Seller and the per Share price received by each Seller for such transaction. See Exhibit A for a copy of the Agreement. On July 18, 1997, Sellers also entered into an assignment of claim agreement
( the "Assignment of Claim") dated as of July 18, 1997 in favor of Buyer pursuant to which, subject to the terms and conditions of the Assignment of Claim, Sellers assigned to Buyer all of their right, title and interest in and to all claims, causes of action and rights to initiate a proceeding against any person by virtue of being a holder of Shares. See Exhibit B for a copy of the Assignment of Claim. Sellers have an understanding with Buyer to attempt to reach agreement on certain ancillary matters including a covenant of Buyer not to pursue actions against Seller, the treatment of possible claims and litigations relating to the sale and a tax indemnification by Sellers. If and when the parties reach agreement, they would enter into a written agreement regarding these matters.

PAGE

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

     Attached as Exhibit A to the Schedule 13D is the Agreement described in Item 6 above. Attached as Exhibit B to the Schedule
13D is the Assignment of Claim described in Item 6 above.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P. and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

                       SCHEDULE A

               FARALLON CAPITAL PARTNERS, L.P.

                   NO. OF SHARES          PRICE
TRADE DATE            SOLD              PER SHARE
                         (including commission)

7/18/97   1,397,138 $25.00 plus
                    The Deferred
                    Purchase Price <1>


























<1> See Section 2.2 of the Agreement for a definition of the
Deferred Purchase Price.

                        SCHEDULE B

           FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                   NO. OF SHARES          PRICE
TRADE DATE            SOLD              PER SHARE
                         (including commission)

7/18/97   1,610,730 $25.00 plus
                    The Deferred
                    Purchase Price <1>



























<1> See Section 2.2 of the Agreement for a definition of the
Deferred Purchase Price.

PAGE

                        SCHEDULE C

         FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                   NO. OF SHARES          PRICE
TRADE DATE            SOLD              PER SHARE
                         (including commission)

7/18/97   607,980   $25.00 plus
                    The Deferred
                    Purchase Price <1>

























<1> See Section 2.2 of the Agreement for a definition of the
Deferred Purchase Price.

PAGE

                           SCHEDULE D

                     TINICUM PARTNERS, L.P.

                   NO. OF SHARES          PRICE
TRADE DATE            SOLD              PER SHARE
                         (including commission)

7/18/97        241,671   $25.00 plus
                         The Deferred
                         Purchase Price <1>




























<1> See Section 2.2 of the Agreement for a definition of the
Deferred Purchase Price.


PAGE

                        SCHEDULE E

               FARALLON CAPITAL MANAGEMENT, L.L.C.

                   NO. OF SHARES          PRICE
TRADE DATE            SOLD              PER SHARE
                         (including commission)

7/18/97   274,778        $25.00 plus
                         The Deferred
                         Purchase Price <1>

7/18/97   153,783        $25.00 plus
                         The Deferred
                         Purchase Price <1>

7/18/97   267,300        $25.00 plus
                         The Deferred
                         Purchase Price <1>










<1> See Section 2.2 of the Agreement for a definition of the
Deferred Purchase Price.

PAGE

     EXHIBIT INDEX


Exhibit A -    Stock Purchase
                              Agreement

Exhibit B -    Assignment of
                              Claims

PAGE

                         EXHIBIT A
PAGE

              STOCK PURCHASE AGREEMENT
                    By and Among

            FARALLON CAPITAL PARTNERS, L.P.,
      FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
            FARALLON CAPITAL INSTITUTIONAL
       PARTNERS II, L.P., TINICUM PARTNERS, L.P.,
         FARALLON CAPITAL OFFSHORE INVESTORS, INC.,
                   THE COMMON FUND and
          CONSOLIDATED PRESS INTERNATIONAL LTD.,

                      as Sellers,

                          and

              PRESIDIO HOLDING COMPANY, LLC,

                     as Purchaser.

                 Dated as of July 18, 1997


PAGE

                 STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT, dated as of July 18, 1997, by and among FARALLON CAPITAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., TINICUM PARTNERS, L.P., FARALLON CAPITAL OFFSHORE INVESTORS, INC., THE COMMON FUND and CONSOLIDATED PRESS INTERNATIONAL LTD. (each, a "Seller"), as sellers, and PRESIDIO HOLDING COMPANY, LLC, a New York limited liability company ("Purchaser"), as purchaser.

                     R E C I T A L S :

     A. Each Seller is the owner of the number of Presidio Shares
(as hereinafter defined) indicated on Schedule A annexed hereto.

     B. On the terms and subject to the conditions hereinafter set forth, each Seller desires to sell to Purchaser, and Purchaser desires to purchase from such Seller, the Presidio
Shares owned by such Seller.

                   A G R E E M E N T :

            The parties hereto agree as follows:

                       ARTICLE I

                      DEFINITIONS

     Section 1.1. Definitions. As used in this Agreement, unless the context requires a different meaning, the following terms have the meanings indicated:

     "Affiliate" means, with respect to any Person, either (i) any Subsidiary of such Person, or (ii) any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management

PAGE
and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

     "Affiliated Transaction" means any transaction (including without limitation any sale, transfer, lease, assignment, investment or contract or arrangement of any kind) between or among, directly or indirectly, Purchaser, any of its Affiliates and/or any of its Subsidiaries other than (i) the Company or any of its Subsidiaries or (ii) any Related Company or any of its Subsidiaries.

     "Agreement" means this Stock Purchase Agreement, as amended from time to time in accordance with the terms hereof.

     "AIRR" means, at any date and in respect of each Presidio Share acquired by Purchaser under this Agreement, the then internal rate of return (expressed as an annualized percentage) on Purchaser's Investment Basis in such Presidio Share for the period commencing on the Closing Date and ending on the date of determination thereof, calculated on a semi-annual compounding basis, based on a year consisting of 12 months and 365 days; provided, however, that calculations in respect of periods less than a month will be based on the actual number of days elapsed over a presumed monthly period of 30 days. It is understood that the AIRR in respect of any Presidio Share shall not be a positive percentage unless and until Purchaser has received Net Proceeds attributable thereto that exceed the amount of Purchaser's Investment Basis thereon.

     "Business Day" means any day except Saturday, Sunday and any day that is a legal holiday or on which banking institutions in the State of New York are authorized or required by law or other government action to close.

     "Cash Distribution" means (i) any cash dividend or distribution on account of any equity securities or any interest, principal or other payment in cash on account of any debt instrument, (ii) any other payment of money received (a) pursuant to the terms of any contract, lease or other instrument constituting Non-Cash Proceeds or (b) otherwise in respect of any Non-cash Proceeds, (iii) any redemption, retirement, sinking fund or similar payment of money for or in respect of the acquisition of any securities, (iv) any cash payment made to purchase, redeem, retire or surrender options, warrants or other rights to acquire equity or debt securities or (v) any other cash proceeds of any kind received on or in respect of (a) the Presidio Shares to be acquired by Purchaser hereunder or (b) any Non-cash Proceeds thereof.

PAGE

     "Cash Purchase Price" means the portion of the Purchase Price for the Presidio Shares to be acquired by Purchaser hereunder that, pursuant to Section 2.1 hereof, is contemplated to be paid in immediately available funds on the Closing Date.

     "Closing" has the meaning provided therefor in Section 3.1 of this Agreement.

     "Closing Date" means the date that the Closing actually occurs.

     "Company" means Presidio Capital Corp., a corporation organized and existing under the laws of the British Virgin
Islands and its successors and assigns.

     "'Deferred Purchase Price" means the payments, if any, from time to time owing to the Sellers pursuant to the provisions of
Section 2.2.

     "Fair Value Adjustment Amount" means, in respect of each Presidio Share acquired by Purchaser hereunder or any Non-cash Proceeds thereof, the amount of diminution, if any, in the amounts that would otherwise be payable or realized in respect of such Presidio Share or such Non-Cash proceeds thereof as described in clauses (i) and (ii) of the definition of Net Proceeds, but only to the extent that such diminution is caused by or attributable to any Interested Party Transaction.

     "Interested Party Transaction" means any transaction between the Company or any of its Subsidiaries or any Related Company or any of its Subsidiaries and (i) the Purchaser or any of its Affiliates (other than the Company and its Subsidiaries and any Related Company and its Subsidiaries) or (ii) any other Person in which the Purchaser or any of its Affiliates (other than the Company and its Subsidiaries and any Related Company and its Subsidiaries) owns any interest.

     "Investment Basis" means, in respect of each Presidio Share acquired by Purchaser hereunder, the Cash Purchase Price in respect thereof plus the following out of pocket amounts: (i) the per share amount of all closing and other reasonable expenses of Purchaser (including, without limitation, legal fees) incurred in connection with the acquisition of such Presidio Share, (ii) the per share amount of any capital contributions made by Purchaser to the Company after the Closing Date in respect of such Presidio Share, (iii) the per share amount of any post closing costs or expenses of Purchaser in connection with or arising out of the acquisition of such Presidio

PAGE

Share hereunder (excluding (a) any
financing expenses of any kind and (b) any costs or expenses incurred in any dispute with Sellers with respect to this Agreement unless Purchaser is the prevailing party in such dispute) and (iv) the per share amount (as a fraction of all Presidio Shares owned by Purchaser whether acquired hereunder or otherwise) of all expenses incurred by Purchaser in connection with the enforcement of any claims relating to its investment in the Company.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, encumbrance, charge or security interest of any kind in or on such asset or the revenues or income thereon or therefrom.

     "Losses" means all damages, losses, penalties, fines, settlement payments, obligations to third parties, claims, costs or expenses actually suffered or incurred by such Person excluding any consequential, special or punitive damages.

     "Management Agreements" means (i) the Management Agreement, dated as of November 3, 1994, between the Company and Presidio Management Company, LLC, (ii) the Management Agreement, dated as of November 3, 1994, between the Company and Steinhardt Management Company, Inc. and (iii) the Administrative Services Agreement dated as of November 3, 1994 between the Company and Concurrency Management Corp.

     "Net Proceeds" means, in respect of each Presidio Share acquired by Purchaser hereunder or any Non-cash Proceeds thereof, the following amounts from time to time actually received by Purchaser or its Affiliates or (in the case of any Fair Market Adjustment Amount) deemed to be received by Purchaser or its Affiliates from transactions other than Affiliated Transactions, in each case net of all out of pocket transaction costs, transfer taxes and other out-of-pocket expenses actually incurred by Purchaser and not included in the Investment Basis of such Presidio Share and determined on a cash and not an accrual basis:
(i) all Cash Distributions attributable to such Presidio Share or any Non-cash Proceeds thereof, (ii) all cash payments received upon any sale by Purchaser or its Affiliates of such Presidio Share or any Non-cash Proceeds thereof and (iii) all Fair Value Adjustment Amounts attributable to such Presidio Share or Non-cash Proceeds thereof.

     "Non-cash Proceeds" means, in respect of any Presidio Share acquired by Purchaser hereunder, all proceeds, products, property, rights, entitlements (including, without limitation or duplication, any interests in T-Two Holdings, LLC, when is-

PAGE
sued, any subscription rights and all proceeds of proceeds of such Presidio Shares) received thereon or on account of the ownership thereof (net of any costs to obtain such property not otherwise included in the Investment Basis in respect of any Presidio
Share) other than any of the foregoing that constitutes a Cash
Distribution.

     "Person" means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

     "Presidio Shares" means shares of Class A common stock of the Company having a par value of $.01 per share.

     "Qualifying Litigation" means a lawsuit or proceeding (i) against one or more Sellers and/or their Affiliates and Purchaser or (ii) against one or more Sellers and/or their Affiliates alone and which, in either case, seeks to enjoin or obtain other relief in respect of or alleges any damages resulting from the transactions contemplated under this Agreement.

     "Related Company" means any Person whose securities are issued to any party as Non-cash Proceeds and which is or was at any time under common control with the Company and includes, without limitation, upon the issuance of any such securities, the so-called "T-Two Entities" contemplated to be the subject to a rights offering pursuant to that certain Rights Offering Agreement dated March 19, 1996.

     "Subsidiary" means, with respect to any Person, (i) a corporation, a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person or by such Person and a Subsidiary thereof or (ii) any other Person (other than a corporation) in which such Person, a Subsidiary thereof or such Person and a Subsidiary thereof, directly or indirectly, at the date of determination thereof has at least a majority ownership interest.

     Section 1.2. Construction. When used herein the words
"herein", "hereunder", "hereby", "hereof" and similar words refer to this Agreement as a whole. All references to a party's
"knowledge" refer to actual knowledge and not to any constructive or imputed knowledge.

PAGE

                      ARTICLE II

                  PURCHASE OF SHARES

     Section 2.1. Purchase. On the terms and subject to the conditions herein set forth, each Seller shall sell to Purchaser and Purchaser shall purchase from such Seller on the Closing Date the Presidio Shares owned by such Seller (as set forth on Schedule A annexed hereto) for a purchase price per share equal to (i) $25 plus (ii) the Deferred Purchase Price in respect thereof.

     Section 2.2. Deferred Purchase Price. In addition to the payment by Purchaser of the Cash Purchase Price, Purchaser shall pay to Sellers the amounts contemplated in this Section in respect of each Presidio Share acquired hereunder. Each amount of Net Proceeds from time to time received (or deemed to be received in the case of the Fair Market Adjustment Amount) by Purchaser or its Affiliates and attributable to any Presidio Share acquired hereunder or any Non-cash Proceeds thereof shall be applied as follows:

     (i) first, to Purchaser until Purchaser has received an AIRR in respect of such Presidio Share to the date of such distribution equal to 12.5%;

     (ii) next, such Net Proceeds shall be divided, 70% to Purchaser and 30% to Sellers, until Purchaser has received an AIRR in respect of such Presidio Share to the date of such distribution equal to 16.5%; and

     (iii) next, the balance of such Net Proceeds, if any, shall be divided 82% to Purchaser and 18% to Sellers.

The foregoing provisions of this Section 2.2 shall not be construed to cause Purchaser and Sellers to be regarded as partners or joint venturers or to create any claim or interest of Sellers in the Presidio Shares sold hereunder or in any proceeds thereof. Such provisions are intended merely to describe the amounts and timing of payments which may hereafter be owing by Purchasers to Sellers hereunder.

     Section 2.3. Calculation of AIRR. The AIRR shall be calculated as of each date that (i) Purchaser or its Affiliates receive any Net Proceeds or (ii) the Investment Basis and in a Presidio Share acquired by Purchaser hereunder changes in a material amount. Purchaser shall within 10 days after each such

PAGE
date: (i) send to Sellers a written calculation of the Investment Basis and AIRR in respect of all the Presidio Shares acquired hereunder then held by Purchaser or its Affiliates and the amount payable to Sellers hereunder (if any) together with supporting information and (ii) pay to Sellers the amounts payable (if any). If Sellers dispute any calculation by Purchaser the following provisions shall apply:

     (a) Purchaser shall pay any undisputed amount;

     (b) The parties shall negotiate in good faith for 30 days to resolve such dispute; and

     (c) In the event the parties shall fail (within such 30- day period) to resolve such dispute, the parties hereby agree that such resolution shall be made in accordance with the provisions of Section 9.4 hereof.

     Section 2.4. Mergers, Stock Splits, etc. In the event of any stock split, merger, combination or other corporate restructuring transaction affecting the Company, any Subsidiary or any Related Company or any Subsidiary thereof, the parties shall negotiate in good faith with each other to amend the provisions of this Article to preserve the essential economics of the arrangements herein set forth as applied to the capital structure of the Company on the date hereof. In the event the parties have not agreed to such amendment within 30 days, the matter shall be determined pursuant to arbitration as provided in Section 9.4 hereof.

     Section 2.5. Call Option. At Purchaser's option (to be exercised by Purchaser in writing at any time within 12 months after the Closing Date), Purchaser may, (i) in respect of 75% of the Presidio Shares acquired hereunder or such lesser number thereof as shall be elected by Purchaser, terminate Purchaser's obligation to pay the Deferred Purchase Price thereof upon payment to Sellers of $3.00 per share for each such Presidio
Share so elected by Purchaser and (ii) in respect of the remaining 25% of the Presidio Shares acquired hereunder (or such lesser number as shall be elected by Purchaser), terminate Purchaser's obligation to pay the Deferred Purchase Price thereof upon payment to Sellers of $4.00 per share for each such Presidio Share so elected by Purchaser. Any amounts paid by Purchaser under this Section shall not be included in the Investment Basis in any remaining Presidio Shares acquired hereunder and amounts received by Purchaser under this Section shall not be included in Net Proceeds with respect to any such remaining Presidio Shares.

PAGE

     Section 2.6. Put Option. At Sellers' option, exercisable at any time after five years from the Closing, Sellers may elect by written notice to Purchaser (the "Put Notice") to put Seller's remaining rights to the Deferred Purchase Price to Purchaser in which case Purchaser shall be obligated to purchase such rights at the fair market value thereof determined as of the date of the Put Notice, pursuant to the provisions of Section 9.3 and Schedule B annexed hereto.

     Section 2.7. Affiliated Transactions and Interested Party Transactions. Upon the occurrence of any material Affiliated Transaction or any material Interested Party Transaction, Purchaser shall (subject to any confidentiality undertakings) notify Sellers of the material terms of such transaction. The provisions of this Section 2.7 shall not limit Purchaser's obligations under Section 2.3.

                        ARTICLE III

                          CLOSING

     Section 3.1. Closing. The purchase and sale of the Presidio Shares to be acquired hereunder shall take place at a closing (the "Closing") to be held at the offices of Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, at 10:00 A.M. local time, on July 18, 1997. Notwithstanding any contrary provision herein, in the event that the Closing has not actually occurred on or prior to July 31, 1997, any party hereto may, upon written notice to the other parties hereto, terminate this Agreement.

     Section 3.2. Closing Deliveries. Delivery of the Presidio Shares to be acquired hereunder shall be made at the Closing against payment of the Cash Purchase Price therefor provided for in Section 2.1, by either (i) delivery to Purchaser of a stock certificate or certificates representing all such Presidio Shares (together with stock powers duly executed by Sellers) or (ii) the transfer of such Presidio Shares to be accomplished by a book entry in the books of Depositary Trust Company. Also at the Closing, Sellers shall deliver to Purchaser an instrument in form acceptable to Purchaser in its reasonable discretion pursuant to which (a) Sellers assign any and all claims (other than claims which may not legally be assigned) they may have against any Person relating to Sellers' ownership of the Presidio Shares to be acquired hereunder and (b) agree to cooperate in all reasonable respects in connection

PAGE
with any actions or proceedings by Purchaser to enforce such claims.

     Section 3.3. Payments. Payment of the Cash Purchase Price and any other amounts owing from time to time to Sellers hereunder shall be made by wire transfer of same day funds to the account identified on Schedule A annexed hereto. Purchaser shall have no responsibility to allocate or distribute among the several Sellers amounts of the Cash Purchase Price or any other amount from time to time owing to Sellers or any of them hereunder.

                       ARTICLE IV

            REPRESENTATIONS AND WARRANTIES

     Section 4.1. Representations and Warranties of Sellers. Each
Seller severally (and not jointly) represents and warrants, as of the date hereof, as follows:

     (a) Organization and Good Standing. Such Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Seller is duly qualified or licensed and in good standing as a foreign entity, and authorized to do business, in each jurisdiction in which the ownership or leasing of its properties or the character of its operations makes such qualification necessary, except where failure to obtain such qualification, license, authorization or good standing would not individually or in the aggregate reasonably be expected to have a material adverse effect upon its ability to perform its obligations under this Agreement (a "Material Adverse Effect"). Such Seller has all requisite organizational power and authority to own its assets and to carry on its respective businesses as presently conducted.

     (b) Corporate Authorizations. Such Seller has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. The execution and delivery by such Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action of such Seller.

PAGE

     (c) The Presidio Shares. Such Seller or its nominee has good and valid title to the Presidio Shares purported to be sold by it, free and clear of any Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of such Presidio Shares, upon transfer of such shares as contemplated in
Section 3.2 hereof and receipt of the Cash Purchase Price by Sellers, good and valid title to such Presidio Shares will pass to Purchaser or its nominee, free and clear of any Liens arising from acts of such Seller. Other than as set forth in this Agreement and the Schedules hereto and in the Memorandum of Association and Articles of Association of the Company and the No-Action Letter issued by the Securities and Exchange Commission in respect of the Company and the Certificate of Farallon Capital Management, LLC dated July 29, 1994 relating thereto, Presidio Shares acquired hereunder are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of such Presidio Shares.

     (d) Capitalization. The Presidio Shares to be acquired by
Purchaser hereunder constitute, to Seller's knowledge, not less than 51.74% of all currently issued and outstanding Presidio
Shares.

     (e) Conflicting Agreements and Similar Matters. Neither the execution and delivery of this Agreement by such Seller nor the consummation of the transactions contemplated hereby by such Seller will (i) violate any provision of any United States Federal, State or foreign law, statute, rule or regulation (except that with respect to securities laws, Seller only represents and warrants that it has not taken any action which would require the sale hereunder to be registered under the Securities Act of 1933, as amended to date (the "Act")), or any order, judgment, injunction, decree, determination or award of any United States Federal, State or foreign court or governmental authority presently in effect having applicability to such Seller except such violations as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect on such Seller, (ii) conflict with or result in a breach of or constitute a default under the organizational documents of such Seller, or (iii) require any consent, approval or notice under, or conflict with or result in a breach of or con-



PAGE
stitute a default under, any note, bond, mortgage, license, indenture or loan or credit agreement, or any other agreement or instrument, to which such Seller is a party or by which any of its respective properties is bound, except such conflicts or defaults as would not reasonably be expected to have (individually or in the aggregate) a Material Adverse Effect on such Seller.

     (f) Enforceability. This Agreement constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, or any other laws affecting creditors rights generally or principles of equity.

     (g) Litigation, Proceedings, etc. Seller is not aware of any action, suit, notice of violation or proceeding pending or, to the best knowledge of such Seller, threatened against or affecting such Seller or any of its properties before or by any court, governmental or administrative agency or regulatory authority (Federal, State, county, local or foreign) which relates to or challenges the legality, validity or enforceability of this Agreement.

     (h) Securitization Transactions. Neither such Seller nor, to such Seller's knowledge, any other holders of Presidio Shares constituting more than 15% of all Presidio Shares has executed any writing having the legal effect of a ratification of or consent to any of the transactions described in the offering memorandum dated May 25, 1996 relating to securitization of certain contract rights previously owned by the Company or waived in writing any claim with respect thereto.

     (i) Management Agreements. To the knowledge of such Seller, except for the Management Agreements and the Sub-Management Agreement (as defined below), there are no agreements, or understandings pursuant to which Joseph Jacobs or Charles Davidson or any Person affiliated with either thereof has any right to manage the Company or its affairs or receive fees or income therefrom (other than as stockholders, directors or officers). To the knowledge of Seller, the Management Agreements have not been amended or extended except that, according to the Company's 10K for the calendar year ended December 31, 1996, including the exhibits thereto (the "1996 10K"): (i) the Management

PAGE

 Agreement referred to in clause (i) of the definition thereof was assigned to Wexford Management, LLC ("Wexford") and such assignment was subsequently revoked and a new agreement (the "Sub-Management Agreement") whereby Presidio Management Company, LLC has retained Wexford to assist in the performance of such duties, as manager, was entered into; and (ii) the Management Agreement referred to in clause (iii) of the definition thereof was assigned to Wexford under the Assignment of Administrative Services Agreement between Concurrency Management Corp. and Wexford effective January 1, 1996.

     Section 4.2. Representations and Warranties of Purchaser.
Purchaser represents and warrants to each Seller, as of the date hereof, as follows:

     (a) Investment Intent. The Presidio Shares to be acquired hereunder are being acquired for its own account with no intention of distributing or reselling such Presidio Shares or any part thereof or interest therein in any transaction that would be in violation of the securities laws of the United States of America or any State.

     (b) Purchaser Status. Purchaser is an "accredited investor" as defined in Rule 501(a) under the Act, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Presidio Shares to be acquired hereunder, has so evaluated the merits and risks of such investment and is able to bear the economic risk of such investment and, at the present time, is able to afford a complete loss of such investment.

     (c) Authority. The purchase of the Presidio Shares to be acquired hereunder has been duly and properly authorized and this Agreement has been duly executed and delivered by it and constitutes the valid and legally binding obligation of Purchaser and the purchase of the Presidio Shares to be acquired hereunder does not conflict with or violate its operating agreement or any law, regulation or court order applicable to it.

     (d) Purchaser's Investigation. Purchaser has made such examination, review and investigation of facts and circumstances necessary to evaluate the purchase of the Presidio Shares to be acquired hereunder as it has deemed necessary or appropriate and has made its own investment determination and analysis based upon such information as Purchaser deemed suffi-

PAGE
cient to enter into this Agreement and not based on any statements or representations by Sellers.

     (e) Fees. There are no fees, commissions or compensation payable by any Seller to any party engaged or retained by, through or on behalf of Purchaser in connection with the transactions contemplated hereby.

     (f) Sophisticated Buyer. Purchaser is a sophisticated buyer with respect to the Presidio Shares to be acquired hereunder, has adequate information concerning the business and financial condition of the Company and its Affiliates to make an informed decision regarding such Presidio Shares, and, except for reliance on the accuracy of Sellers' representations and warranties herein set forth, has independently, without reliance upon Sellers and based on such information as it deemed appropriate, made its own analysis and decision to enter into this Agreement. Purchaser has not requested all information in Sellers' possession and, without limiting Sellers' representations and warranties hereunder, Purchaser waives any claim relating to the non-disclosure thereof.

     (g) Organization and Good Standing. Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Purchaser is duly qualified or licensed and in good standing as a foreign entity, and authorized to do business, in each jurisdiction in which the ownership or leasing of its properties or the character of its operations makes such qualification necessary, except where failure to obtain such qualification, license, authorization or good standing would not individually or in the aggregate reasonably be expected to have a material adverse effect on Purchaser's ability to perform its obligations under this Agreement. Purchaser has all requisite limited liability company power and authority to own its assets and to carry on its business as presently conducted.

     (h) Corporate Authorizations. Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. The execution and delivery by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action of Purchaser.

     (i) Conflicting Agreements and Similar Matters. Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the transactions contemplated hereby by Purchaser will (i) violate any provision of any

PAGE

United States Federal, State or foreign law, statute, rule or decree, determination or award of any United States, Federal, State or foreign court or governmental authority presently in effect having applicability to Purchaser except such violations as would not reasonably be expected to have (individually or in the aggregate) a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement, (ii) conflict with or result in a breach of or constitute a default under the organizational documents of Purchaser, (iii) require any consent, approval or notice under, or conflict with or result in a breach of or constitute a default under, any note, bond, mortgage, license, indenture or loan or credit agreement, or any other agreement or instrument, to which Purchaser is a party or by which any of its properties is bound, except such conflicts or defaults as would not reasonably be expected to have (individually or in the aggregate) a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement, or (iv) result in or require the creation or imposition of any Lien upon or with respect to any of the properties now owned or hereafter acquired by Purchaser.

     (j) Enforceability. This Agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, or any other laws affecting creditors rights generally or principles of equity.

     (k) Litigation, Proceedings, etc. Purchaser is not aware of any action, suit, notice of violation or proceeding pending or, to the knowledge of Purchaser, threatened against or affecting Purchaser or any of its properties before or by any court, governmental or administrative agency or regulatory authority (Federal, State, county, local or foreign) which relates to or challenges the legality, validity or enforceability of this Agreement.

     (1) Transfer. Purchaser understands that the Presidio Shares to be acquired hereunder are being transferred pursuant to an exemption from registration under the Act and that any subsequent sale, assignment or other transfer of such Presidio Shares by Purchaser shall be in accordance with the Act and that neither the Company or its Affiliates or any Seller is obligated to register such Presidio Shares pursuant to the Act. Purchaser acknowledges that the Shares may contain a restrictive legend to effect of the foregoing.

PAGE

     (m) Public Information. Purchaser understands that all of the representations and warranties of Seller contained herein are subject to all information and documents contained in the public domain and Purchaser has no knowledge that any of the representations and warranties of Seller are untrue, incorrect, inaccurate or incomplete.

     Section 4.3. Acknowledgments. Sellers and Purchaser acknowledge and represent and warrant to each other that neither party has made any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

                     ARTICLE V
           CONDITIONS TO SELLERS' OBLIGATIONS

     The obligations of Sellers under this Agreement to consummate the sale of the Presidio Shares to be acquired by Purchaser hereunder and the other transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions:

     Section 5.1. Representations and Warranties True. The representations and warranties contained in Section 4.2 hereof are true and accurate in all material respects as of the date when made (or with respect to those representations stated to be as of a different date, as of such date).

     Section 5.2. Performance of Covenants. Purchaser shall have performed and complied, in all material respects, with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

     Section 5.3. No Governmental Proceeding or Litigation. At the Closing Date, no order, injunction, decree or judgment of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and no suit, action, investigation, inquiry or proceeding by any governmental body, or legal or administrative proceeding by any governmental body shall have been instituted, or threatened in writing, which questions the validity or legality of the transactions contemplated hereby.

PAGE

                     ARTICLE VI
         CONDITIONS TO OBLIGATIONS OF PURCHASER

     The obligations of Purchaser under this Agreement to consummate the purchase of the Presidio Shares to be acquired by it hereunder and the other transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions:

     Section 6.1. Representations and Warranties True. The representations and warranties contained in Section 4.1 hereof are true and accurate in all material respects as of the date when made (or with respect to those representations and warranties stated to be as of a different date, as of such date).

     Section 6.2. Performance of Covenants. Sellers shall have performed and complied, in all material respects, with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by them prior to or on the Closing Date.

     Section 6.3. No Governmental Proceeding or Litigation. At the Closing Date, no order, injunction, decree or judgment of any court or administrative agency shall be in effect which restrains or prohibits the transactions contemplated hereby, and no suit, action, investigation, inquiry or proceeding by any governmental body, or legal or administrative proceeding by any governmental body, shall have been instituted, or threatened in writing, which questions the validity or legality of the transactions contemplated hereby.

                       ARTICLE VII
                 COVENANTS OF THE PARTIES

     Section 7.1. Expenses. Except as otherwise provided herein, each party hereto will pay its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

     Section 7.2. Further Assurances. Each of the parties hereto will use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all




PAGE
things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the sale of the Presidio Shares to be acquired by Purchaser pursuant to this Agreement. From time to time after the date hereof, without further consideration (except for reimbursement of actual out-of- pocket expenses including any reasonable legal fees), each Seller will execute and deliver such documents to Purchaser as Purchaser may reasonably request in order to vest more effectively in Purchaser good title to the Presidio Shares to be acquired by Purchaser hereunder (free of all Liens) or to confirm or perfect any of the other transactions contemplated by this Agreement. From time to time after the date hereof, without further consideration (except for reimbursement of actual out-of-pocket expenses including reasonable legal fees), Purchaser will execute and deliver such documents to each Seller as such Seller may reasonably request in order to consummate more effectively the sale of the Presidio Shares to be acquired by Purchaser hereunder or to confirm or perfect any of the other transactions contemplated by this Agreement.

     Section 7.3. Public Announcements; Confidentiality. Except for such disclosures as may be required by law, legal process or regulatory authority, neither party hereto shall issue any press release or otherwise make any announcement or disclosure concerning the transactions herein contemplated unless such information is already in the public domain.

     Section 7.4. Sales and Transfer Taxes. All transfer taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be borne equally by Sellers and Purchaser.

     Section 7.5. Liberal Construction Purchaser shall not engage in any transaction which is intended and structured specifically to avoid the creation of any Net Proceeds or otherwise to frustrate the provisions of Section 2.2 hereof. It is intended by the parties hereto that transactions that result in the effective transfer of beneficial ownership of any Presidio Shares acquired hereunder and receipt of cash consideration in respect thereof by Purchaser and its Affiliates shall be treated as Cash Distributions or sales of Presidio Shares if and to the extent that the practical effect of such transaction is the same as that of a Cash Distribution or sale of Presidio Shares; provided, however, that the provisions of this Section shall not be construed to prohibit bona fide transactions undertaken in good faith by Purchaser even though an incidental effect of such transactions may be to transfer interests in Presidio Shares without the generation of Net Proceeds.

PAGE

     Section 7.6. Limitation on Purchaser's Business Activities. Purchaser shall, at all times until the sixth anniversary of the Closing Date, limit its principal activities and business to ownership of (i) Presidio Shares and other investments in the Company and Persons related to the Company, (ii) interests in Related Companies and (iii) the ownership of any Non-cash Proceeds of such assets.

                      ARTICLE VIII

             SURVIVAL AND INDEMNIFICATION

     Section 8.1. Survival of Agreements. The representations and warranties of Seller and of Purchaser set forth in Article 4 hereof shall survive the Closing for the period specified in
Section 8.4; provided, however, that if any claim is timely made for indemnification in respect of any breach of any thereof, such representation and warranty shall survive until such claim is finally resolved by a final, non-appealable judgment of a court of competent jurisdiction. In addition, the following provisions of this Agreement shall survive the Closing indefinitely: Article I, Sections 2.2 through Section 2.7, Article VII, Article VIII and Article IX.

     Section 8.2. Indemnification by Sellers. Each Seller shall indemnify and hold harmless Purchaser from and against any and all Losses suffered or incurred by Purchaser as a result of the breach or incorrectness of any representation and warranty of such Seller set forth in Section 4.1 or Section 4.3 of this Agreement. Purchaser shall promptly notify each Seller in writing of the occurrence of any event, or of its discovery of any facts, which in Purchaser's opinion entitle or may entitle it to indemnification hereunder. Purchaser's failure to do so shall not preclude it from seeking indemnification hereunder from any Seller unless such failure has materially prejudiced such Seller's ability to defend as provided herein. With respect to any threatened or asserted claims of third parties, Sellers shall have the right to defend such claims by counsel of their choosing and to direct or control the defense and settlement thereof. Purchaser shall cooperate in all reasonable respects with such counsel.

     Section 8.3. Indemnification by Purchaser. Purchaser shall indemnify and hold harmless each Seller from and against any and all Losses suffered or incurred by such Seller as a result of the breach or incorrectness of any representa-

PAGE
tion and warranty of such Seller set forth in Section 4.2 or
Section 4.3 of this Agreement or arising in connection with any Qualifying Litigation. Each Seller shall promptly notify
Purchaser in writing of the occurrence of any event, or of its discovery of any facts, which in such Seller's opinion entitle or may entitle it to indemnification hereunder. Any Seller's failure to do so shall not preclude it from seeking indemnification hereunder from Purchaser unless such failure has materially prejudiced Purchaser's ability to defend as provided herein. With respect to any threatened or asserted claims of third parties, Purchaser shall have the right to defend such claims by counsel of its choosing and to direct or control the defense and settlement thereof. Sellers shall cooperate in all reasonable respects with such counsel. In the event, with respect to any Qualifying
Litigation, Purchaser determines in good faith that there is a conflict of interest or other reason that the same counsel could not effectively represent Purchaser and any Seller, Purchaser shall so notify such Seller and Purchaser shall engage separate counsel (acceptable to Sellers in their reasonable discretion) to defend such Seller in respect of such Qualifying Litigation.

     Section 8.4. Limitations. Notwithstanding any contrary provision herein, no party hereto shall be obligated to provide indemnity in respect of any Losses relating to a breach of representation or warranty unless such party has been given written notice thereof prior to the first anniversary of the Closing Date.

                       ARTICLE IX

                      MISCELLANEOUS

     Section 9.1. No Waiver; Modifications in Writing. (a) No failure or delay on the part of any Seller or Purchaser in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any Seller or Purchaser at law or in equity. No waiver of or consent to any departure by any Seller or Purchaser from any provision of this Agreement shall be effective unless in writing and signed by the party entitled to the benefit thereof. No amendment, modification or termination of any pro-

PAGE
vision of this Agreement shall be effective unless in writing and signed by or on behalf of all Sellers and Purchaser. Any amendment, supplement or modification of or to any of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given.

     Section 9.2. Notices. All notices and demands provided for hereunder shall be in writing, and shall be given by registered or certified mail, return receipt requested, telecopy, courier service or personal delivery, and, if to Purchaser, addressed to Purchaser at:

          c/o Cahill Gordon & Reindel
          80 Pine Street
          New York, New York 10005
          Attention: Managing Clerk

          With a copy to:

          Cahill Gordon & Reindel
          80 Pine Street
          New York, New York 10005
          Attention: Richard J. Sabella
          Telephone: (212) 701-3000
          Telecopy: (212) 269-5420

or to such other address as Purchaser may designate to Sellers in writing and, if to any Seller, addressed to such Seller at:

          c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza
          Suite 1325
          San Francisco, California 94111
          Attention: Meridee Moore, Esq.
                    Ms. Kirstin Lynch
          Telephone: (415) 421-2132
          Telecopy: (415) 421-2133

PAGE

          With a copy to:

          Richards Spears Kibbe & Orbe
          One Chase Manhattan Plaza
          57th Floor
          New York, New York 10005

          Attention: William Q. Orbe, Esq.
          Telephone: (212) 530-1800
          Telecopy: (212) 530-1801

or to such other address as any Seller may designate in writing.
All such notices and demands shall be deemed given when received.

     Section 9.3. Fair Market Value. At any time that any provision contained herein contemplates a determination of fair market value, Purchaser shall provide Sellers with a written calculation or explanation of the methodology for determining such value together with all appropriate supporting information and documentation. Sellers shall have 10 Business Days from receipt of such written calculation or explanation to dispute such calculation or explanation by so notifying Purchaser. The parties shall negotiate in good faith for 30 days to resolve such dispute. If such dispute is not resolved within such period, it shall be submitted to the appraisal procedure, set forth in Schedule B annexed hereto.

     Section 9.4. Arbitration. In the event the parties shall fail to resolve any dispute that is herein required to be resolved by arbitration, such dispute shall be settled by arbitration in New York, New York in accordance with the commercial arbitration rules of the American Arbitration Association. Any arbitration required under this Agreement shall be conducted before a panel of three arbitrators. Each of the Sellers and Purchaser shall choose an arbitrator, and the third arbitrator shall be chosen by the arbitrators selected by the parties. If a party fails to choose an arbitrator within 30 days after receiving notice of a demand for arbitration, or if the two arbitrators fail to choose a third arbitrator within 30 days after both are appointed, any party may request the American Arbitration Association to appoint the arbitrator or arbitrators to constitute or complete the panel of such arbitrators, and the appointment by the American Arbitration Association shall be final and binding. Judgment upon the award rendered in the arbitration may be entered in any court having jurisdiction.

PAGE

     Section 9.5. Liability Several. Notwithstanding any other provision of this Agreement to the contrary, the obligations of Sellers under this Agreement are several (and not joint).

     Section 9.6. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

     Section 9.7. Binding Effect; Assignment. The rights of Purchaser or Sellers under this Agreement (other than the provisions of Section 2.2, Section 2.5, Section 2.6, Section 7.2 and Article VIII) may not be assigned to any other Person except with the prior written consent of the other parties hereto. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement, and their respective successors and permitted assigns. This Agreement shall be binding upon Sellers and Purchaser, and their respective successors and permitted assigns.

     Section 9.8. GOVERNING LAW. THIS AGREEMENT
SHALL BE DEEMED TO BE A CONTRACT MADE
UNDER THE LAWS OF THE STATE OF NEW YORK,
AND FOR ALL PURPOSES SHALL BE CONSTRUED
IN ACCORDANCE WITH THE LAWS OF SAID STATE,
WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF
LAWS.

     Section 9.9. Severability of Provisions. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     Section 9.10. Headings. The Article and Section headings used or contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

     Section 9.11. No Reliance. Each party hereto acknowledges that it has obtained separate advice with respect to the legal, tax and accounting consequences of the transactions contemplated by this Agreement, and that it has neither sought nor relied upon any such advice from any other party hereto or its Affiliates.

PAGE

     Section 9.12. No Broker. Each of the parties hereto represents to the others that no broker or finder was involved in such party's determination to enter into the transactions contemplated in this Agreement.

     Section 9.13. Entire Agreement. This Agreement and the Schedules hereto and agreements executed contemporaneously herewith constitute the entire agreement among the parties with respect to the purchase and sale of the Presidio Shares to be acquired by Purchaser hereunder, and, as of the date hereof, there are no promises or undertakings with respect thereto relative to the subject matter hereof not expressly set forth or referred to herein.

PAGE

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                    FARALLON CAPITAL PARTNERS,L.P.

                    By: Farallon Partners, L.L.C.,
                         its General Partner

                    By /s/ Meridee A. Moore
                    Managing Member

                    FARALLON CAPITAL INSTITUTIONAL
                      PARTNERS, L.P.

                    By Farallon Partners, L.L.C.,
                         its General Partner

                    By /s/ Meridee A. Moore
                    Managing Member

                    FARALLON CAPITAL INSTITUTIONAL
                      PARTNERS II, L.P.

                    By: Farallon Partners, L.L.C.,
                         its General Partner

                    By   /s/ Meridee A. Moore
                    Managing Member

                    TINICUM PARTNERS, L.P.

                    By Farallon Partners, L.L.C.,
                         its General Partner

                    By /s/ Meridee A. Moore
                    Managing Member

PAGE

                    FARALLON CAPITAL OFFSHORE
                      INVESTORS, INC.

                    By Farallon Capital Management
                    L.L.C.,its Agent and
                    Attorney-in-Fact

                    By /s/ Meridee A. Moore
                    Managing Member

                    THE COMMON FUND

                    By Farallon Capital Management,
                    L.L.C., its Agent and
                    attorney-in-Fact

                    By /s/ Meridee A. Moore
             Managing Member

                    CONSOLIDATED PRESS INTERNATIONAL
                      LTD.

                    By Farallon Capital Management,
                       L.L.C., its Agent and
                       Attorney-in-Fact

                    By /s/ Meridee A. Moore
                    Managing Member

                    PRESIDIO HOLDING COMPANY, LLC,
                      Purchaser

                    By: /s/ [Illegible]
                    Name:
                    Title:

Schedule A to Stock Purchase Agreement

Name of Seller                         Shares Held
Farallon Capital Partners,          1,397,138
L.P.

Farallon Capital Institutional     1,610,730
Partners, L.P.

Farallon Capital Institutional     607,980
Partners II, L.P.

Tinicum Partners, L.P.               241,671

Farallon Capital Management,
L.L.C., on behalf of
  Farallon Capital Offshore          274,778
    Investors, Inc.
  The Common Fund                    153,783
  Consolidated Press                    267,300
    International Limited

All funds owing to Sellers hereunder shall be wired to the following account:

Chase Manhattan Bank N.A.
ABA Number: 021-0000-21
FAO: Goldman Sachs & Co.
Account Number: 930-1-011-483
FBO: Farallon Capital Partners, L.P.
Acct Number: 002-001-88-1
Reference: Presidio

PAGE

                                         Schedule B
                              to Stock Purchase
                                         Agreement

                   Appraisal Procedure

     In the event the provisions of the Agreement to which this Schedule B is annexed shall require that a determination be made by appraisal as to the fair market value of the Deferred Purchase Price (as defined in such Agreement) of any Presidio Shares such determination shall be made in accordance with the following appraisal procedure.

     (i) The parties shall consult for the purpose of selecting a mutually acceptable appraiser which (a) shall have at least 10 years experience in appraising similar types of property, and (b) shall not be an affiliate of any party hereto (each appraiser which shall satisfy the requirements set forth in clauses (a) and
(b) of this sentence, an "Appraiser").

     (ii) In the event the parties shall be unable to agree upon the Appraiser within 15 days, each party shall appoint an Appraiser within 15 days, and such Appraisers shall jointly determine the matter.

     (iii) In the event one party shall fail so to appoint an Appraiser then the Appraiser appointed by the other party shall determine the matter as the sole Appraiser.

     (iv) In the event the two Appraisers cannot agree on such matter within 20 days, such matter shall be determined by a third Appraiser appointed by the two Appraisers designated by the parties. The third Appraiser shall be instructed and empowered only to select as the proper outcome of the matter in question, the valuation that the third Appraiser believes to be the more accurate.

PAGE

     (v) Each party shall be responsible for the fees and expenses of the Appraiser appointed by it pursuant to clause
(ii). Fees and expenses of the Appraiser appointed in connection with clauses (i) or (iv) of the foregoing appraisal procedure shall be paid in equal shares by Sellers and Purchaser (each as defined in such Agreement).

PAGE

               EXHIBIT B
PAGE

                 ASSIGNMENT OF CLAIMS

     ASSIGNMENT OF CLAIMS, dated as of July 18, 1997 (this
"Agreement"), made by FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
TINICUM PARTNERS, L.P., FARALLON CAPITAL OFFSHORE
INVESTORS, INC., THE COMMON FUND and
CONSOLIDATED PRESS INTERNATIONAL LTD.
(each, an "Assignor", and collectively, the "Assignors") in favor of PRESIDIO HOLDING COMPANY, LLC (the "Assignee").

                  R E C I T A L S :

     A. The Assignors and the Assignee are parties to that certain Stock Purchase Agreement, dated as of July 18, 1997 (as amended, supplemented or otherwise modified from time to time, the "Agreement"; capitalized terms used but not otherwise defined herein have the meanings given such terms in the Agreement), pursuant to which the Assignors are selling to the Assignee all of the shares of Class A common stock, par value U.S. $.01 per share (the "Stock"), of Presidio Capital Corp., a corporation organized and existing under the laws of the British Virgin Islands (the "Company"), owned by the Assignors.

     B. As holders of Stock of the Company, the Assignors may have certain claims against certain Persons, and the Assignors desire to assign such claims to the Assignor.

                   A G R E E M E N T :

     NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Assignor agrees as follows:

     1. Each Assignor hereby conveys, transfers and assigns to the Assignee, effective as of the date hereof, all of the right, title and interest of such Assignor in and to all claims, causes of action and rights to initiate a proceeding, whether judicial, administrative, by means of arbitration or of any other nature, against any Person by virtue of being a holder of Stock of the Company; provided, however, that the foregoing grant shall not include any such claims, causes of action or rights that are personal to such Assignor and may not PAGE be asserted by or assigned
to the Assignee under applicable law.

     2. Each Assignor hereby agrees to provide such reasonable assistance to the Assignee as the Assignee may reasonably request in connection with the investigation, initiation or pursuit of any claim, cause of action or proceeding assigned to it pursuant to paragraph 1, including, without limitation, making available its files, records and employees upon reasonable written notice at reasonable times during normal business hours, in order to facilitate the enforcement of such claims, causes of actions and rights; provided, however, (i) Assignors shall not be required to take any action which would disclose any confidential information or breach any obligation and (ii) Assignee shall reimburse each Assignor for all expenses (including, without limitation, legal fees) incurred hereunder).

     3.  THIS ASSIGNMENT SHALL BE GOVERNED BY, AND
CONSTRUED AND ENFORCED IN ACCORDANCE WITH,
THE LAWS OF THE STATE OF NEW YORK WITHOUT
REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS.

PAGE

     IN WITNESS WHEREOF, each Assignor has caused this Assignment to be duly executed by its authorized representative as of the date first above written.

                    FARALLON CAPITAL PARTNERS, L.P.

                    By: Farallon Partners, L.L.C.,
                         its General Partner


                    By /s/ Meridee A. Moore
                    Managing Member

                    FARALLON CAPITAL INSTITUTIONAL
                      PARTNERS, L.P.

                    By: Farallon Partners, L.L.C.,
                         its General Partner


                    By /s/ Meridee A. Moore
                    Managing Member

                    FARALLON CAPITAL INSTITUTIONAL
                      PARTNERS II, L.P.

                    By: Farallon Partners, L.L.C.,
                         its General Partner


                    By /s/ Meridee A. Moore
                    Managing Member


                    TINICUM PARTNERS, L.P.

                    By Farallon Partners, L.L.C.,
                         its General Partner


                    By /s/ Meridee A. Moore
                    Managing Member
PAGE

                    FARALLON CAPITAL OFFSHORE
                      INVESTORS, INC.

                    By Farallon Capital Management
                         L.L.C., its Agent and
                         Attorney-in-Fact


                    By /s/ Meridee A. Moore
                    Managing Member

                    THE COMMON FUND

                    By Farallon Capital Management
                         L.L.C., its Agent and
                         attorney-in-Fact


                    By /s/ Meridee A. Moore
                    Managing Member



                    CONSOLIDATED PRESS INTERNATIONAL
                      LTD.

                    By Farallon Capital Management
                         L.L.C., its Agent and
                         Attorney-in-Fact


                    By /s/ Meridee A. Moore
                    Managing Member